SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number:0-31212

Metal Storm Limited
(Translation of registrant’s name into English)

Level 34 Central Plaza One
345 Queen Street
Brisbane, QLD 4000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/s/ SYLVIE MOSER-SAVAGE
Name: Sylvie Moser-Savage Title: Company Secretary

Date: January 30, 2003

* Print the name and title of the signing officer under his Signature.

We believe that we were a passive foreign investment company for U.S. federal income tax purposes in 2002.

In our Annual Report on Form 20-F for the year ended December 31, 2001, we stated our belief that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 1999 and 2000. We also stated our belief that we would not be classified as a PFIC in 2001, and advised you that, while we expected to conduct our affairs so that we would not become a PFIC in the foreseeable future, we could not assure you that we would not be classified as a PFIC in 2001 or thereafter.

We believe that we were a PFIC for U.S. federal income tax purposes in 2002. Our status as a PFIC could, among other things, have a material effect on the timing and character of income and gain, for U.S. federal income tax purposes, to U.S. holders with respect to their American Depositary Shares or ordinary shares. It could also have a material adverse effect on the amount of U.S. federal income tax owed by a U.S. holder as a result of owning or disposing of American Depositary Shares or ordinary shares.

A more detailed description of the U.S. tax consequences of owning stock in a PFIC follows for your information under the heading “U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Status”.

U.S. holders are urged to consult their tax advisors regarding the consequences of owning and disposing of American Depositary Shares or ordinary shares, including the desirability of making, and the availability of, certain elections with respect to our American Depositary Shares or ordinary shares.

U.S. Federal Income Tax Considerations

In this section, we discuss the material U.S. federal income tax considerations applicable to an investment in American Depositary Shares (“ADSs”), which are evidenced by American Depositary Receipts, or ordinary shares by a U.S. holder (as defined below) that will hold the ADSs or ordinary shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). We do not discuss any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own 10% or more of our equity or persons that are not U.S. holders.

This section is based on the Code, income tax regulations issued under the Code, and judicial and administrative interpretations of the Code and the income tax regulations, all as of the date of this filing on Form 6-K. All of the foregoing are subject to change at any time, and any change could be retroactive.

This section relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.

In this section, a “U.S. holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.,
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia,
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
•
a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

If a partnership holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold ADSs or ordinary shares should consult their tax advisors.

You should consult your tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of an investment in ADSs or ordinary shares.

Ownership of ADSs in General

A beneficial owner of ADSs will be treated as the beneficial owner of the ordinary shares represented by such ADSs for U.S. federal income tax purposes.

Dividends

Subject to the passive foreign investment company rules, discussed below, U.S. holders will include as dividend income any distributions of cash or property, other than certain pro rata distributions of ordinary shares, with respect to ADSs or ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of actual or constructive receipt, which, for a holder of ADSs, generally will be the date of receipt by the depositary. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or ordinary shares and thereafter as capital gain. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate stockholders.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

Dividends received by a U.S. holder with respect to ADSs or ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to ADSs or ordinary shares will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income.”

Subject to certain complex limitations, a U.S. holder generally will be entitled to a credit against its U.S.

federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us.

You should consult your tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction.

Sale or Exchange of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will recognize gain or loss on a disposition, including a sale, exchange or redemption, of ADSs or ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ADSs or ordinary shares. This gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if the U.S. holder has held the ADSs or ordinary shares for more than one year. Generally, for U.S. holders who are individuals, long-term capital gains are subject to U.S. federal income tax at a maximum rate of 20%. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the U.S. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares.

Passive Foreign Investment Company Status

In our Annual Report on Form 20-F for the year ended December 31, 2001, we stated our belief that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 1999 and 2000. We also stated our belief that we would not be classified as a PFIC in 2001, and advised you that, while we expected to conduct our affairs so that we would not become a PFIC in the foreseeable future, we could not assure you that we would not be classified as a PFIC in 2001 or thereafter.

We believe that we were a PFIC for U.S. federal income tax purposes in 2002. The Code provides special anti-deferral rules regarding certain distributions received by U.S. stockholders with respect to, and sales and other dispositions, including pledges, of shares of stock of, a PFIC. A foreign corporation will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, generally by value, that produce or are held for the production of passive income is at least 50%.

A U.S. stockholder that holds stock in a foreign corporation during any taxable year in which the corporation qualifies as a PFIC is subject to tax under the “excess distribution” rules unless the stockholder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the stockholder’s holding period for its shares. Excess distributions are allocated ratably to each day of the U.S. stockholder’s holding period. Amounts allocated to the current taxable year and any years before the corporation was a PFIC are currently included in gross income as ordinary income. Amounts allocated to other taxable years are taxed at the highest ordinary income tax rates in effect for those years, and the tax for each such prior year is subject to an interest charge at the rate applicable to income tax deficiencies. In addition, the entire amount of any gain that a U.S. stockholder realizes upon a sale or other disposition of shares in a PFIC is considered an excess distribution subject to tax and interest as described above. A U.S. stockholder that acquires shares in a PFIC from a decedent generally will not receive a “stepped-up” fair market value tax basis in such shares but, instead, will receive a tax basis equal to the decedent’s basis, if lower. If a corporation is a PFIC for any taxable year during which a U.S. stockholder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the stockholder’s shares, even if the corporation no longer satisfies either the passive income or passive assets test described above, unless the U.S. stockholder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

The excess distribution rules may be avoided if a U.S. stockholder makes a QEF election effective beginning with the first taxable year in the stockholder’s holding period in which the corporation is a PFIC. A U.S. stockholder that makes a QEF election is required to include in income its pro rata share of the corporation’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. stockholder whose QEF election is effective after the first taxable year during the stockholder’s holding period in which the corporation is a PFIC (an “unpedigreed QEF election”) will continue to be subject to the excess distribution rules for years beginning with such first taxable year and prior to the year in which the QEF election first becomes effective, unless the stockholder elects to recognize as an excess distribution any gain that the stockholder would have recognized if the shares were sold on the first day of the first taxable year for which the QEF election is effective. Although an option to acquire PFIC stock generally is treated as PFIC stock for purposes of the excess distribution rules, a QEF election with respect to a stockholder’s shares will not apply to the stockholder’s options. If a stockholder that owns PFIC shares subject to a QEF election acquires additional shares pursuant to the exercise of an option, the additional shares will be subject to the QEF election, but the election may be an unpedigreed QEF election with respect to those shares.

In general, a U.S. stockholder makes a QEF election by attaching a completed Internal Revenue Service (“IRS”) Form 8621 to a timely filed (taking into account extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. (A U.S. stockholder of a PFIC must file an IRS Form 8621 annually regardless of whether or not it makes a QEF election.) In certain circumstances, a U.S. stockholder may be able to make a retroactive QEF election. In order for a U.S. stockholder to make a valid QEF election, the corporation must annually provide or make available to the stockholder certain information. We intend to provide to U.S. holders the information necessary to report income and gain in accordance with a QEF election. However, in the case of a U.S. holder that is a calendar year taxpayer, the information is not expected to be provided until after the due date for filing a U.S. federal income tax return without an extension. A QEF election can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. stockholder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. A U.S. stockholder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess of the fair market value of the shares that the stockholder owns as of the close of the taxable year over the stockholder’s adjusted tax basis in the shares. The U.S. stockholder will be entitled to a deduction for the excess, if any, of the stockholder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. stockholder under the election for prior taxable years. The U.S. stockholder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale or exchange of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale or exchange of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements or the IRS consents to its revocation. The excess distribution rules generally do not apply to apply to a U.S. stockholder for tax years for which a mark-to-market election is in effect. However, if a U.S. stockholder makes a mark-to-market election for PFIC stock after the beginning of the stockholder’s holding period for the stock, a coordination rule applies to ensure that the stockholder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

It is not clear whether our ADSs or ordinary shares will meet the minimum trading requirements necessary to permit a U.S. holder to make a mark-to-market election.

U.S. holders are urged to consult their tax advisors as to the effect on them of the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our ADSs or ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ADSs or ordinary shares. Information reporting will apply to dividend payments on, and to the payment of proceeds from the disposition of, ADSs or ordinary shares made by a paying agent within the U.S. to a U.S. holder, other than an “exempt recipient,” including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the U.S. will be required to backup withhold at the applicable rate in respect of any payments of dividends on, and the proceeds from the disposition of, ADSs or ordinary shares within the U.S. to a U.S. holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

The discussion above is not intended to constitute a complete analysis of all U.S. federal income tax considerations applicable to an investment in ADSs or ordinary shares. You should consult with your tax advisor concerning the tax consequences to you in your particular situation, including all U.S. federal, as well as state, local and non-U.S., tax consequences.